JABIL CIRCUIT, INC.

10560 Dr. Martin Luther King, Jr. Street North

St. Petersburg, FL 33716

February 29, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4561

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	Jabil Circuit, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2015
Filed October 16, 2015
File No. 001-14063

Dear Ms. Collins:

On behalf of Jabil Circuit, Inc. (“Jabil” or the “Company”), I am writing in response to the comments set forth in your letter dated January 21, 2016 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), each of the Staff’s comments is repeated below, along with Jabil’s response to each comment set forth immediately following the comment. Jabil is submitting its response to the Comment Letter on February 29, 2016 pursuant to a letter from Jabil to the Staff, dated January 25, 2016, requesting additional time to respond to the Comment Letter.

Comment 1

Notes to Consolidated Financial Statements

Note 12. Concentration of Risk and Segment Data

b. Segment Data, page 95

1.	We note from your response to prior comments 4 and 5 that each of your DMS and EMS segments include two business groups. Please refer to ASC 280-10-50 and provide us the following information as it relates to your segments and business groups:

Securities and Exchange Commission

February 29, 2016

•	Explain further the role of the CFO and COO as joint segment managers over the EMS and DMS segments and how, if at all, their responsibilities differ from the EVPs and President of your four business groups;

Response to Comment 1A

As discussed in the Company’s prior response letter to the Staff, dated December 18, 2015, the Company’s Chief Executive Officer (“CEO”) is the Company’s Chief Operating Decision Maker (“CODM”). The Company’s Chief Financial Officer (“CFO”) is responsible for oversight of accounting, finance, tax, treasury, financial planning activities, investor relations and mergers and acquisitions. The responsibilities of the Company’s Chief Operating Officer (“COO”) are described in the response to Comment 1G below. As described below and in responses to Comments 1B, 1E, 1F and 1G, the CFO and COO are also collectively responsible for managing each of the EMS and DMS operating segments, including the operating activities, financial results and forecasts thereof, which is consistent with the role of a segment manager as described in ASC 280-10-50-7. As joint segment managers, the CFO and COO are directly accountable to and maintain routine contact with the CEO. The CEO assesses the performance of, and allocates resources to, each of the operating segments. The CFO and COO have responsibility for assessing the performance of, and allocating resources (based on the total amount allocated by the CODM to each operating segment) to the business groups within each of the operating segments. In accordance with ASC 280-10-50-1, the Company has concluded that the operating segments of the Company are EMS and DMS as these components engage in business activities from which they may earn revenues and incur expenses, the operating results of each of the EMS and DMS operating segments are regularly reviewed by the CODM to assess the performance of and make decisions about resources to be allocated to each of the EMS and DMS operating segments, and discrete financial information for each of the EMS and DMS operating segments is available.

The CFO and COO responsibilities differ from the EVPs and President of each of the business groups in each operating segment (collectively, the “Business Group Managers”) in that the Business Group Managers are responsible for executing against the targets of their respective business group as approved by the joint segment managers (e.g., revenue, operating income, return on invested capital (“ROIC”) and capital expenditures). The Business Group Managers are also responsible for managing the day-to-day tactical operational activities of their respective business group and managing the customer relationships and growth opportunities. As joint segment managers, the CFO and COO review the financial performance with the Business Group Managers for each business group based on the established targets for that business group, assess the resource needs of that business group on a regular basis and approve key operational decisions (e.g., cost control initiatives, working capital improvement programs and re-deployment of manufacturing equipment within or between business groups of an operating segment). Any decisions regarding planning and resource allocation among the business groups within the EMS and DMS operating segments are made by the CFO and COO as the joint segment managers (e.g., a reallocation of or requirement in capital expenditures among business groups within an operating segment or a change in the rolling four quarter period forecast at a business group level).

Securities and Exchange Commission

February 29, 2016

•	Tell us how often the CODM meets with his direct reports, the financial information he reviews to prepare for those meetings, the financial information discussed in those meetings, and who attends (i.e., CFO, COO, EVPs, President or anyone else);

Response to Comment 1B

The CODM routinely meets, both individually and as a group, with the CFO and COO to discuss the on-going activities of the Company. On a quarterly basis, the CODM reviews with the CFO, COO and the Corporate Controller quarterly financial information and targets for each of the EMS and DMS operating segments and for the consolidated Company, monitors and reallocates the deployment of capital to support the achievement of the established targets on an operating segment and consolidated level and assesses actual performance against such targets. The financial information discussed in these meetings includes a review of the Company’s profit and loss statement including key drivers and indicators such as revenue, operating income, ROIC and capital expenditures at the operating segment level and on a consolidated Company basis. The foregoing financial information is provided to the CODM in advance to prepare for such meetings.

The CODM meets periodically with the Business Group Managers to discuss key customer relationships (including customer satisfaction, end-market demand and growth opportunities) and strategic growth initiatives of the respective business groups. These discussions are not for the purpose of assessing performance or making capital allocation decisions for each business group. As previously discussed, review of each business group’s respective performance is carried out by the joint segment managers.

The Company provided to the Staff, under separate cover dated December 18, 2015, an organizational chart that includes the titles and roles and responsibilities of the individuals who report directly to the CODM.

•	Describe the specific information that is regularly reviewed by the CODM, how frequently it is reviewed, and at what level such information is provided;

Response to Comment 1C

As discussed in the response to Comment 1B above, the CODM regularly receives and reviews, on a quarterly basis, financial information on a consolidated Company basis, as well as at the EMS and DMS operating segment level. The CODM receives the following information:

¡	consolidated Company financial highlights for the quarter, including U.S. GAAP performance, core operating income, core earnings per share (“EPS”), core EBITDA, core ROIC, cash flows from operations and net capital expenditures and descriptions of certain differences compared to the forecast;
¡	consolidated Company statement of operations for the quarter versus forecasted results;

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February 29, 2016

¡	actual results for the quarter versus forecasted results for U.S. GAAP operating income, U.S. GAAP EPS, core operating income and core EPS at the consolidated Company level;
¡	consolidated Company net revenue and U.S. GAAP EPS for the quarter versus forecasted net revenue and U.S. GAAP EPS, respectively, including descriptions of the primary drivers of the differences;
¡	key consolidated Company financial metrics compared to the Company’s competitors;
¡	analysts’ consensus for consolidated Company revenue and EPS;
¡	comparative analysis of the Company’s public debt;
¡	Company’s bond trading levels;
¡	net revenue for the quarter versus forecasted net revenue at the EMS and DMS operating segment level;
¡	year-to-date net revenue and net core operating income at the EMS and DMS operating segment level;
¡	EMS and DMS operating segment performance quarter over quarter, year over year and current fiscal year to date over prior fiscal year to date;
¡	return on assets by EMS and DMS operating segment;
¡	net revenue for the quarter and forecasted net revenue for the next four quarters at the business group level;
¡	net revenue for the quarter and forecasted net revenue for the next quarter by industry sector; and
¡	quarterly and annual net revenue on an EMS and DMS operating segment level, business group and customer.

•	Tell us what information the CODM receives with regards to the business groups and how he uses such information in making key decisions with respect to evaluating and determining the actions necessary to achieve the company’s operating results;

Response to Comment 1D

As discussed in the response to Comment 1C above, the only business group financial information the CODM regularly receives is net revenue for the quarter and forecasted net revenue for the next four quarters. This information is not used by the CODM to assess performance or to make resource allocation decisions regarding the business groups as described in ASC 280-10-50-1 as such information does not provide a profit or loss measure and is not indicative of the business group’s financial performance. Instead, as a contract manufacturer, the Company and the CODM utilize such revenue information to help understand the end-market industry trends of the Company’s customer base.

•	Explain how budgets and annual operating targets are prepared, who approves the budgets and annual operating targets at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to each;

Securities and Exchange Commission

February 29, 2016

Response to Comment 1E

Forecasts are prepared on a rolling 12-month basis and updated quarterly as the Company provides manufacturing services to customers in industries that tend to have a shorter term view of demand. This occurs due to a number of factors including technology, seasonality and predictability of consumer demand. The forecast that is prepared during the fourth fiscal quarter preceding the next fiscal year serves as the Company’s annual operating plan. The Company believes that this process allows the organization to react to end-market demand movements as well as changes within the business environment (e.g., inflation rate changes, foreign exchange movements and labor market shifts).

Forecasts are prepared based upon a “bottoms-up” approach commencing at the business unit level. The Company’s Business Unit Managers and Business Unit Directors of each business unit work with representatives from both Operations and Finance to develop their forecast taking into account, among other items, customer schedules, contractual obligations, materials and resource availability, logistics, etc. Once finalized at this stage, the business unit forecasts are aggregated at the business group level and reviewed by the Business Group Managers and their respective functional leads principally in Finance and Operations.

The Business Group Managers review (inclusive of making any adjustments based on their knowledge of the business and related environment) and approve the forecast at the business unit level. The Business Group Managers are responsible for the preparation of their respective business group’s forecast. The CFO and COO review (which includes a discussion of the forecast targets, growth initiatives, capital investment requirements and recording any adjustments deemed necessary) and approve the forecast at the business group level and are responsible for the preparation of this information at the operating segment level. The operating segment level forecast targets are aggregated at the consolidated Company level. The CODM reviews and approves the forecast targets at the operating segment as well as at the consolidated Company level. As part of the CODM’s review and evaluation, the CODM discusses with the segment managers key items such as end-market demand, risk and opportunities to the forecast, available capital resources to support the business and changes from prior period forecasts. The CODM’s changes to the forecast are adjusted at the operating segment level as well as at the consolidated Company level and are further cascaded to the applicable business group forecasts by the CFO and COO. The CODM is neither provided nor does he approve such information at either the business unit level or business group level. Annually, the operating targets at the operating segment level and consolidated Company level are presented to the Board of Directors following approval by the CODM.

•	Describe the level of detail communicated to the CODM when actual results differ from budgets and annual operating targets, and who is involved in meetings with the CODM to discuss budget/target-to-actual variances;

Response to Comment 1F

As discussed in the response to Comment 1B above, on a quarterly basis the CODM reviews with the CFO and COO the key quarterly targets (e.g., revenue, operating income, ROIC and capital expenditures) for each of the EMS and DMS operating segments and for the

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February 29, 2016

consolidated Company, monitors the deployment of capital to each operating segment to support the achievement of the established targets and then assesses actual performance of each operating segment against such targets. The CODM discussions related to significant variances in financial performance are held with the CFO, COO and the Corporate Controller. The level of detail provided to the CODM varies based upon the significance of the variance, but includes a discussion regarding the root cause of such variance and is typically at the customer level and/or end-market (i.e., industry) level.

•	Explain the COO’s role and responsibilities to the business and how they compare or contrast to that of the CEO; and

Response to Comment 1G

The COO’s role and responsibilities include the oversight of the Company’s capabilities and administrative activities, including human resources, IT, supply chain, environmental, health and safety, facilities, sales enablement and marketing, engineering and technology services. In contrast, the CEO’s role and responsibilities include leading the development of the Company’s strategy and objectives, overseeing financial performance (e.g., approval of consolidated Company and operating segment targets), fostering customer relationships, acting as a liaison between management and the Board of Directors, as well as serving as the CODM (as further illustrated below). The COO along with the CFO, as joint segment managers, are directly accountable to the CEO.

To further illustrate the distinction between the CEO as the Company’s CODM and the COO (along with the CFO as joint segment managers), the following table outlines the key operating decisions of the organization and which party is responsible for such decisions.

CODM	Segment Managers
Approval of the operating forecast at the Company’s consolidated and operating segment level and communication to the board of directors	Approval of the operating forecast at the business group level
Assessment of the performance of and allocating resources to each of the operating segments	Assessment of the performance of and allocating resources to the business groups within each of the operating segments
Approval of the capital expenditure plan at the operating segment level, including any significant capacity expansion programs at new or existing manufacturing locations	Approval and allocation of capital deployment plans within the operating segments, including redeployment of equipment
Cultivation and stewardship of key customer relationships, including approval of new and disengagement with key customers as well as key pricing decisions	Approval and drive of cost control within the operating segments, including both manufacturing, selling and administrative cost initiatives and working capital improvement programs
Approval of the Company’s restructuring programs	Oversight of the risk management programs and related mitigation activities (e.g., safety, environmental and physical security of our manufacturing sites)
Approval of material acquisitions
Approval of the Company’s financing and capital structure programs

Securities and Exchange Commission

February 29, 2016

•	Describe the basis for determining compensation for the CEO, CFO, EVPs and President of the business groups.

Response to Comment 1H

The Company’s executive compensation program is described in the “Compensation Discussion and Analysis” section of the Company’s Proxy Statement for the Annual Meeting of Stockholders held on January 21, 2016. The compensation program is administered and overseen by the Compensation Committee with assistance from management and input from a compensation consultant selected and retained by the Committee.

Our CEO, COO, CFO, President, and Chief Human Resources Officer make recommendations to the Compensation Committee regarding the overall design of the executives’ compensation program. This group receives input from several internal groups, including Executive Compensation and Accounting, as well as from compensation consultants. Our program is currently designed to include a mix of salary and short-term cash incentives, as well as long-term equity incentives.

Compensation for the CEO is determined by the Compensation Committee, based upon performance and comparator peer group proxy data and executive compensation survey data. Additionally, financial and strategic business objectives, annual operating plans and targeted earnings are utilized to determine incentive metrics and goals which are tied only to the Company’s overall operating performance.

The Company’s Compensation Committee is also responsible for reviewing and approving final compensation for the CFO, COO and Business Group Managers. Their review includes an analysis of market data and advice provided by the compensation consultant, including comparator peer group proxy data and executive compensation survey data, the compensation history of each executive, the financial performance measures described below, and guidelines established by institutional investors and proxy advisory firms.

Compensation for each of the CFO, COO and the Business Group Managers are based upon an assessment of each individual’s performance, contribution, time in position and market competitiveness, and include, among other things, an assessment of the individual’s ability to influence the achievement of established financial and strategic business objectives and the Company’s annual operating and strategic plans as well as targeted earnings. The metrics and goals for the COO and CFO are tied to the Company’s operating performance (i.e., performance of the operating segments collectively) as they serve as joint segment managers over both the EMS and DMS operating segments. The metrics and goals for the Business Group Managers are tied to their specific business group’s performance as well as to the Company’s overall operating performance.

Securities and Exchange Commission

February 29, 2016

*        *        *

Jabil acknowledges the following:

•	Jabil is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Jabil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jabil believes that the foregoing responds fully to each of the questions in the Staff’s January 21, 2016 Comment Letter. Please let us know if you have any questions about our responses.

Respectfully submitted,

JABIL CIRCUIT, INC.

By:	/s/ FORBES I.J. ALEXANDER
Forbes I.J. Alexander
Chief Financial Officer

cc:	Mark T. Mondello, Chief Executive Officer, Jabil Circuit, Inc.
Robert L. Paver, Chief Legal Officer, Corporate Secretary and General Counsel,
Jabil Circuit, Inc.
Chester E. Bacheller, Esq., Holland & Knight LLP
Randall Duncan, Partner, Ernst & Young LLP